Exhibit 99.1

STN
TSX • NYSE

Annual Information Form

February 24, 2011

At Stantec,

One Team

is who we are.

Stantec

One Team. Integrated Solutions.

STANTEC INC.                                ANNUAL INFORMATION FORM
            FEBRUARY 24, 2011

Caution Regarding Forward-Looking Statements

Our public communications often include written or verbal forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities law. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions and courses of action and include future-oriented financial information.

Statements of this type are contained in this report, including the discussion of our goals in the Core Business and Strategy section and of our annual and long-term targets and expectations for our practice areas in the Results and Outlook sections of our management’s discussion and analysis for the year ended December 31, 2010, which have been incorporated by reference in this annual information form (as described on page 8), and may be contained in filings with securities regulators or in other communications. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2011 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this document not to place undue reliance on its forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements. Assumptions about the performance of the Canadian and US economies in 2011 and how it will affect our business are material factors we consider in determining our forward-looking statements and are discussed in the Outlook section of our management’s discussion and analysis for the year ended December 31, 2010, filed on www.sedar.com, and incorporated by reference in this annual information form.

For additional information regarding material risks and assumptions, see the discussion on pages M-1 to M-2 of our management’s discussion and analysis for the year ended December 31, 2010, which is incorporated by reference in this annual information form.

We caution that different factors, including those discussed in our management’s discussion and analysis and others, could adversely affect our results. Investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. The forward-looking statements contained herein represent our expectations as of February 24, 2011, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made, from time to time, by us or on our behalf. In the case of the ranges of expected performance for fiscal 2011, it is our current practice to evaluate and, where we deem appropriate, provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

CORPORATE STRUCTURE

Name, Address, and Incorporation

Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984, as 131277 Canada Ltd. We have amended our Articles of Incorporation on several occasions, namely to change our Company’s name, amend share attributes, create and delete classes of shares, reorganize our outstanding share capital and split our common shares on a two-for-one basis, and change the minimum and maximum number of directors of our board.

On August 15, 1984, the name 131277 Canada Ltd. was changed to Stanley Engineering Group Inc. and on October 18, 1989, it was changed to Stanley Technology Group Inc. On March 30, 1994, Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited to continue as Stanley Technology Group Inc. On October 28, 1998, the name Stanley Technology Group Inc. was changed to Stantec Inc.

Our head and principal office and our registered and records office are located at 10160 – 112 Street, Edmonton, Alberta, Canada.

References in this annual information form to “Stantec” and the “Company” include, as the context may require, Stantec Inc. and all or some of the companies in which it has an interest collectively or one or more of such companies. References in this annual information form to “our,” “us,” or “we” also refer to “Stantec” in the contexts explained above.

Intercorporate Relationships

The following chart lists, as at December 31, 2010, the intercorporate relationships among Stantec and its subsidiaries; the jurisdiction of incorporation of these companies; and the percentage of voting and restricted securities held by Stantec:

STANTEC INC.

SUBSIDIARY	PERCENTAGE OF VOTING SHARES	PERCENTAGE OF RESTRICTED SHARES*	JURISDICTION OF INCORPORATION
58053 Newfoundland & Labrador Inc.	100	n/a	Newfoundland and Labrador

59991 Newfoundland & Labrador Ltd.	100	n/a	Newfoundland and Labrador

3102452 Nova Scotia Company	100	n/a	Nova Scotia

3221969 Nova Scotia Company	100	100	Nova Scotia

AXYS Environmental Consulting (Barbados) Inc.	100	n/a	Barbados

BVE Development, LLC	100	n/a	Pennsylvania

FMA Heritage Inc.	100	n/a	Alberta

International Insurance Group Inc.	100	n/a	Barbados

I.R. Wilson Consultants Ltd.	100	n/a	British Columbia

Jacques Whitford Consultants BV	100	n/a	Netherlands

Jacques Whitford Holdco Ltd.	100	n/a	Cayman Islands

Nu Nenne-Stantec Inc.	100	n/a	Alberta

RiverMorph, LLC	100	n/a	Kentucky

SEA, Incorporated	100	100	Nevada

Stantec Consulting Caribbean Ltd.	100	n/a	Barbados

Stantec Consulting Cayman Islands Ltd.	100	n/a	Cayman Islands

Stantec Consulting Colombia S.A.S.	100	n/a	Colombia

Stantec Consulting Corporation	100	n/a	Delaware

Stantec Consulting Guatemala, S.A.	100	n/a	Guatemala

Stantec Consulting International LLC	100	n/a	Arizona

Stantec Consulting International Ltd.	100	100	Canada

Stantec Consulting Labrador Ltd.	100	n/a	Newfoundland and Labrador

Stantec Consulting Ltd.	100	100	Canada

Stantec Consulting Michigan Inc.	100	n/a	Michigan

SUBSIDIARY	PERCENTAGE OF VOTING SHARES	PERCENTAGE OF RESTRICTED SHARES*	JURISDICTION OF INCORPORATION

Stantec Consulting Panama, S.A.	100	n/a	Panama

Stantec Consulting Services Inc.	100	100	New York

Stantec Delaware II LLC	100	n/a	Delaware

Stantec Experts-conseils ltée	100	n/a	Canada

Stantec Holdings (Delaware) III Inc.	100	100	Delaware

Stantec Holdings Ltd.	100	100	Alberta

Stantec Holdings II Ltd.	100	n/a	Alberta

Stantec Newfoundland & Labrador Ltd.	100	n/a	Newfoundland and Labrador

Stantec Technology International Inc.	100	100	Delaware

UEI Associates, Inc.	100	n/a	Texas

UEI Global I, Inc.	100	n/a	Texas

Universal Energy do Brasil Ltda.	100	n/a	Brazil

WilsonMiller, Inc.1	100	n/a	Florida

WilsonMiller KSA, LLC1	100	n/a	Florida

WM Aviation, LLC1	100	n/a	Delaware

*	In the context of this annual information form, “restricted shares” means nonvoting shares in the capital stock of the Company or a subsidiary of the Company, as the case may be.

1	Acquired as part of the acquisition of WilsonMiller, Inc. See the General Development of the Business section below and the Acquisitions section on page 6.

GENERAL DEVELOPMENT OF THE BUSINESS

2011

The following are highlights of the development of our business (or anticipated developments) for the current year:
Acquisitions

On February 11, 2011, we acquired the shares and business of QuadraTec, Inc. for cash consideration and notes payable. With offices in Newfoundland and Labrador, QuadraTec, Inc. provides services including mechanical, electrical, industrial, and communication engineering; energy management; design; studies; and contract administration.

Officer Changes

As part of our continuing, strong succession plan, Mr. Ronald Triffo announced that he will be stepping down from his position as chairman of the Stantec Board of Directors at our 2011 annual general meeting on May 12, 2011. Mr. Triffo has been associated with our Company since 1977. He was appointed president in 1983, president and chief executive officer in 1988, and chairman of the board in 1998. During his time with Stantec, he has shown exemplary dedication to our Company and has continuously provided outstanding leadership.

Three-Year History

The following are highlights of the development of our business over the past three years:

2010

Officer Changes

The following changes occurred in 2010:

•	Richard K. Allen assumed the senior vice president and chief operating officer role effective January 1, 2010.
•	Scott Murray assumed the role of regional operating unit leader, US East on January 1, 2010.
•	Effective July 2, 2010, Robert Youden stepped down from his role as regional operating unit leader, Canada East, and left Stantec. Paul Allen assumed Mr. Youden’s role for the balance of 2010.

Credit Facility

In August 2010, we increased the limit of our revolving credit facility from C$300 million to C$350 million and extended its maturity date to August 2013. The agreement also included a provision allowing us to obtain access to an additional C$75 million under the same terms and conditions upon approval from our lenders. We will use the credit facility as working capital, for general corporate purposes, and for future acquisitions.

Acquisitions

We acquired a number of firms in Canada and the United States during 2010. The acquisitions completed in 2010 included the following:

Date	Business Acquired	Nature of Business

Dec 2010	Burt Hill, Inc.
Provides services in the design of higher education and healthcare facilities from offices principally located in Pennsylvania, with additional offices in Massachusetts, Arizona, North Carolina, Ohio, Florida, Washington, D.C., the United Arab Emirates, and India

Oct 2010	Street Smarts, Inc./Data Smarts LLC	Provides design services in transportation and civil engineering from offices principally located in Georgia

Sep 2010	ECO:LOGIC Engineering	Provides services in the planning, permitting, design, construction management, and operations of water and wastewater facilities from offices principally located in California

Sep 2010	Anshen & Allen, Architects, Inc.	Provides services in the design of healthcare and education facilities from offices principally located in California, Ohio, Massachusetts, and the United Kingdom

Aug 2010	Communication Arts, Inc.	Provides specialized services in project visioning, branding, and associated conceptual architectural and environmental graphics from offices principally located in Colorado

Jul 2010	Natural Resources Consulting, Inc./ NRC Restorations, LLC
Provides services in the areas of wetland, aquatic, and terrestrial ecology; wildlife science; soils science; environmental impact assessment; watershed management; ecosystem restoration design and implementation; and geographic information systems from offices principally located in Wisconsin

Jul 2010	WilsonMiller, Inc.	Provides services for infrastructure, transportation, land management, and environmental projects from offices principally located in Florida

Jul 2010	IEA Holdings, Inc.
Provides engineering and project management services for both traditional and renewable energy projects ranging from cogeneration, coal, and electrical transmission work to the design of wind, waste-to-energy, and biomass systems from offices principally located in Maine and South Carolina

Date	Business Acquired	Nature of Business

Apr 2010	TetrES Consultants Inc.	Provides environmental management consulting services from offices principally located in Manitoba

Mar 2010	Project Control Group Inc.	Provides project implementation strategy, planning, and controls for complex projects from offices principally located in Ontario

2009

Officer and Director Changes

The following changes occurred in 2009:

•
Mark E. Jackson retired from his role as senior vice president and chief operating officer on December 31, 2009, and Richard K. Allen assumed the senior vice president and chief operating officer role effective January 1, 2010.

•	On September 5, 2009, Jeffrey S. Lloyd stepped down from his position as Secretary & General Counsel and Paul J.D. Alpern assumed the role.
•	On September 4, 2009, Paul Cellucci was appointed to our board of directors.
•	Effective May 15, 2009, Robert J. Gomes succeeded Anthony Franceschini as our president and chief executive officer.
•	At the annual general meeting on May 14, 2009, David L. Emerson, PC and Robert J. Gomes were elected to our board of directors, and Robert R. Mesel stepped down from the board.

Acquisitions

We completed the following acquisitions in 2009:

Date	Business Acquired	Nature of Business

Nov 2009	Granary Associates, Inc./Granary Associates Architects, P.C.	Provides project management, planning, architecture, and interior design services for healthcare facilities from offices principally located in Philadelphia and New York

Jan 2009	Jacques Whitford Group Ltd./Jacques Whitford Global Group Limited
Provides services in three major areas of practice in environmental sciences, environmental site assessment and remediation, and geotechnical materials and operates primarily in the energy and resources, government, real estate, and finance and insurance sectors from offices principally located in Canada

2008

Officer and Director Changes

The following changes occurred in 2008:

•
Donald W. Wilson, senior vice president and chief financial officer retired from his role on December 31, 2008, and Daniel J. Lefaivre assumed the senior vice president and chief financial officer role effective January 1, 2009.

•	William D. Grace stepped down from our board of directors at our May 1, 2008, annual meeting.

Acquisitions

We completed the following acquisitions in 2008:

Date	Business Acquired	Nature of Business
Jul 2008	McIntosh Engineering Holdings Corporation
Provides services in mine conceptualization through feasibility, detailed engineering, and design for construction, procurement, and construction management from offices principally located in Arizona and Ontario

Mar 2008	RHL Design Group, Inc.
Provides program and project management and comprehensive integrated design services, including engineering, architecture, permitting, compliance, and environmental services from offices principally located in California

Feb 2008	SII Holdings, Inc. (Secor International Incorporated)
Provides environmental consulting and engineering services to the private sector as well as downstream marketing remedial services to the US energy industry from offices principally located in Washington

Jan 2008	Rochester Signal, Inc.	Provides signal design, construction management, installation and testing services, and other engineering support for all types of rail systems from offices principally located in New York

Jan 2008	The Zande Companies, Inc. (R.D. Zande)	Provides civil and environmental engineering services from offices principally located in Ohio and additional offices in West Virginia, Kentucky, Pennsylvania, and Georgia

For additional information regarding the general development of our business and our strategies for the upcoming year, see pages M4 to M-10, M-22 to M-25, and M-41 to M-45 of Stantec’s 2010 management’s discussion and analysis incorporated by reference in this annual information form and filed on www.sedar.com.

DESCRIPTION OF THE BUSINESS

Stantec, founded in 1954, provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. Continually striving to balance economic, environmental, and social responsibilities, we are recognized as a world-class leader and innovator in the delivery of sustainable solutions. We support public and private sector clients in a diverse range of markets at every stage, from initial concept and financial feasibility to project completion and beyond.

In simple terms, the world of Stantec is the water we drink, the routes we travel, the buildings we visit, the industries in which we work, and the neighborhoods we call home. Our services are offered through approximately 10,700 employees operating out of more than 160 locations in North America and internationally.

For the requirements of generally accepted accounting principles in Canada and the United States, we have one reportable segment—Consulting Services.

The following chart illustrates the breakdown of gross revenue for 2010 and 2009 for Consulting Services:

Units	2010		2009
	(C$ millions)%		(C$ millions)%

Consulting Services	$1,513.1	100%	$1,519.9	100%

We use a three-dimensional business model that is built on (1) geographic diversification, (2) practice area specialization, and (3) provision of services in all phases of a project’s life cycle. This model allows us to manage risk while pursuing our objective of continued revenue and earnings growth. For additional information regarding our core business and strategy, see pages M-5 to M7 of our 2010 management’s discussion and analysis, which are incorporated by reference herein.

Research and Development

We generally conduct research and development in the context of a client’s specific project requirements. Most research and development is conducted in the areas of infrastructure evaluation and management systems, hydraulic modeling of water and wastewater systems, pavement evaluation and management systems, and wastewater treatment.

Competitive Conditions

We work in highly competitive markets and have numerous competitors for all the services we offer. The number and identity of competitors vary widely with the type of service we provide. Moreover, for small- to medium-sized projects, we compete with many engineering, architecture, and other professional consulting firms. For larger projects, we have fewer but still many competitors; however, some of these competitors have greater financial and other resources than we do. Although we compete with other large private and public companies in certain geographic locations, our primary competitors are small to midsized privately held regional firms in the United States and Canada.

We believe that our operating structure, our operating philosophy, our enterprise systems, and the mix and breadth of our professional services differentiate us from other engineering, architecture, and professional consulting firms.

The principal competitive factors in the services we offer are reputation; experience; breadth and quality of services; technical proficiency; local offices; competitive total project fees; and integrated service delivery. Given the expanding demand for the services we provide, it is likely that additional competitors will emerge. Notwithstanding this increased competition, we believe that we will retain the ability to compete effectively because of our strengths and expertise in engineering, architecture, and related professional services and our track record of service delivery.

We serve many diverse clients in both the private and public sectors. We seek to establish ongoing relationships with clients that are likely to produce repeat business. We are not dependent on any one client or group of clients for our business. No single client or project represents more than 5 percent of our overall business.

We offer a range of pricing structures to our clients but primarily provide our services based on either a fixed- or variable-fee contract with a ceiling or a time-and-material contract without a stated ceiling. We secure our assignments primarily based on our expertise and contacts and sometimes based on a competitive bidding process.

Employees

As at December 31, 2010, we had approximately 10,700 staff. This total staff number comprises 6,000 professionals, 3,300 technologists and technicians, and 1,400 support personnel.

We are a knowledge-based organization and are always seeking talented and skilled professionals in all our specialist practice areas. Since the supply of qualified candidates is sometimes limited, we use various recruitment strategies to address staffing needs. Examples of our recruitment strategies include our employee referral bonus program, website job postings, career fairs, student programs, and opportunities to transfer to other office locations.

Reorganization

Effective at the end of business on December 31, 2009, Stantec Consulting Inc. (SCI), an Arizona corporation, was merged into its affiliate, Stantec Consulting Services Inc. (SCSI), a New York corporation. Historically, SCSI was our main operating entity for our US East operations, and SCI was our main operating entity for our US West operations.  The purpose of the merger was to consolidate the majority of our US operations into one legal entity. We still maintain several special purpose entities to meet licensing requirements in various states; however, the consolidation has assisted in streamlining the provision of services for the majority of our US operations.

In the first quarter of 2010, as part of a long-term strategy to make it more efficient, we reorganized our corporate structure, which increased our estimated income tax expense by $6.2 million. The reorganization resulted in a gain for tax purposes; however, this gain did not affect income taxes payable, since it was used to offset previously recognized US income tax losses.

Social or Environmental Policies

Stantec’s Health, Safety & Environment (HSE) Program

Stantec is committed to continuous improvement in the area of health and safety in all aspects of its business. Led by our HSE director and managers for both the United States and Canada, the HSE team includes four regional coordinators, over 100 office coordinators, two dedicated workers’ compensation claims coordinators, and systems and administrative support staff. The program is championed by a senior vice president.

The HSE program’s objective is to eliminate recordable injuries, property loss, and environmental damage by giving employees the necessary guidance and knowledge to complete every task safely, every time. To achieve this objective, the HSE team develops practices and tools that protect employees by not only meeting or exceeding government regulations but also striving for best practices.

The foundation of the program is a Hazard Recognition and Control (HRAC) process that enables employees at all levels to establish a healthy and safe work environment. Projects begin with the development of a Risk Management

Strategy form that identifies potential risks associated with the project site. Based on these risks, additional controls may be implemented. For example,

•	A job safety analysis (JSA) can be completed for identified risks. A JSA breaks down a task into component steps with identification of associated hazards and precautions.
•
A site-specific Health and Safety Plan (HASP) may be prepared for each site. All employees, subcontractors, and visitors to applicable sites are required to review and adhere to the health and safety guidelines presented in the HASP.

Through these formal strategies, along with regular last-minute risk assessments, the HRAC process empowers employees to proactively identify hazards, assess risks, eliminate or control risks, and stop work if required in order to prevent injury and illness, environmental and property damage, and other types of costly business interruptions.

The HSE team also supports the organization by

•	Maintaining approved health, safety, and environment procedures for many specific work tasks in the form of safe work practices
•	Ensuring quality health, safety, and environment training and education are available
•	Completing root cause analysis and evaluating lessons learned from recordable injuries and other incidents
•	Coordinating case management following work-related injuries and illnesses

Due to the diversity of the Stantec organization, the HSE team develops core health, safety, and environment standards that can be implemented Company wide yet are adaptable to suit the needs of any particular region, client, or project.

Our Company HSE program is outlined in our corporate Health and Safety policy, HSE Program Manual, and Safe Work Practices Guide.

The program is communicated to employees through a comprehensive communication strategy that includes regular features in our Company magazine, ongoing use of the Company’s intranet, eBulletins from senior leadership, office signage, presentations, and workshops. In addition to tracking lagging indicators (workers’ compensation costs and total recordable injury rates), we also track leading indicators such as site visits, file reviews, safety meetings, and worksite inspections to further gauge the effectiveness of the program. The HSE team is able to conduct internal and external audits to assist in not only assuring compliance but also identifying program strengths and opportunities for improving health and safety performance.

Independent (third party) audits of the HSE program may be conducted as necessary to obtain and maintain external certification (e.g., a Certificate of Recognition). These audits are conducted on a regular basis (often every three years) by an independent auditor. The results of the audits will be documented and brought to the attention of the Joint Health and Safety Committee, regional safety, and environment coordinator, and regional leadership involved. The committee will monitor corrective actions, address deficiencies found by the audit, and facilitate preventive action if opportunities are identified. Responsibility for corrective and preventive actions will be assigned and recorded in a Health and Safety Action Plan.

Stantec’s Sustainability Policy

Stantec is committed to being a leader and model of sustainability by doing business in a way that meets the needs of the present while contributing to an environmentally, socially, and economically sustainable future. This commitment is at the heart of how Stantec operates and delivers solutions to its clients and is vital to its long-term success in achieving its vision.

Stantec will focus its efforts in the areas where it believes that it can have a significant impact, as follows:

Building a leading sustainability consulting practice in the markets it serves by
•	Using its expertise, experience, and influence to advance the sustainability of its valued clients
•	Incorporating sustainability into all its service offerings
•	Marketing and selling sustainable development services across all sectors

Integrating sustainability into its overall operations and everyday practice by
•	Implementing best industry, employee, and vendor practices to reduce resource use, waste, and emissions while increasing efficiency and effectiveness

•	Fostering an understanding of sustainability at all levels of the organization in ways that are both personally and professionally relevant
•	Embracing an accountable and transparent governance and leadership structure that integrates sustainability considerations into all its business decisions
•	Reporting on its sustainability performance and achievements

Stantec strives to achieve the following:

Environmental Progress—Lower its impact on the environment by progressing toward least impact approaches to resource and energy use, waste, and emissions of carbon and toxins

Social Progress—Engage with stakeholders and support the communities in which it operates

Economic Viability—Demonstrate that its sustainability efforts lead to long-term business vibrancy and viability in concert with its vision, strategic plan, and business objectives

Projects that meet our criteria for being classified as sustainability projects are owned by our Sustainable Development practice area. Following this approach is the best way to recognize the multidisciplinary, multisector, and multileadership character of these services and to aggregate project information and revenue data to monitor our success. Building our sustainability services portfolio will in turn make us more competitive to win sustainability work in the future.

International Operations

We conduct a portion of our business outside Canada and the United States, and we generated revenue during 2010 working on projects in more than 25 countries. Specifically, our international operations include offices in Barbados, Puerto Rico, and Panama and projects in the Bahamas, Barbados, Australia, Chile, Finland, Indonesia, Mongolia, Nigeria, Panama, Peru, Uruguay, Honduras, Suriname, Mexico, India, Turkey, Trinidad & Tobago, Qatar, and the United Arab Emirates. Such operations accounted for approximately 2 percent of our revenues in 2010. Some of this work involved political risk, contracts with foreign clients, and working under foreign legal systems.

The acquisition of Granary in late 2009 resulted in Stantec having an office in Doha, Qatar, for most of 2010. During the latter part of 2010, the acquisition of Burt Hill and Anshen & Allen resulted in having operating offices in London, England; Dubai and Abu Dhabi, United Arab Emirates; and Ahmedabad, India, at year-end.

Dividend Policy

We currently have no plans to pay dividends on our common shares. Instead, we plan to reinvest our net income to continue our corporate growth strategy. The payment of dividends on common shares in the future will depend on our need to finance growth, our financial condition, and other factors that our board of directors may consider appropriate in the circumstances.

RISK FACTORS

For a review of the risks pertaining to our Company, refer to our 2010 management’s discussion and analysis, pages M-56 to M-66, which is filed on SEDAR at www.sedar.com and incorporated by reference herein.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares, of which, at December 31, 2010, no preferred shares and 45,768,320 common shares have been issued and are outstanding.

Preferred Shares

The preferred shares may be issued in one or more series, with each series to consist of such number of shares and to have such rights, privileges, restrictions, and conditions as may, before the issue thereof, be determined by our board of directors. The holders of the preferred shares as a class are not entitled to receive notice of or to attend any meeting of our shareholders and are not entitled to vote at any such meeting, except to approve amendments to the terms of the preferred shares as a class or as required by law. Each series of preferred shares will rank pari passu with each other series of preferred shares with respect to the entitlement to dividends or distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec. The preferred shares as a class rank ahead of the common shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Common Shares

The holders of common shares are entitled to receive, as and when declared by our board of directors, dividends in such amount and in such form as our board of directors may from time to time determine. The holders of the common shares are entitled to receive notice of and to attend all meetings of our shareholders and have one vote for each common share held at all such meetings, except for meetings at which only holders of another specified class or series of our shares are entitled to vote separately as a class or series. The common shares rank behind the preferred shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

MARKET FOR SECURITIES

Our common shares are listed for trading on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The intraday trading information on the TSX for the period from January 1, 2010, to December 31, 2010, is set out in the following table:

Month	High	Low	Volume
January	$ 30.40	$ 26.88	1,926,657
February	$ 28.93	$ 26.14	2,278,442
March	$ 27.28	$ 25.03	3,166,827
April	$ 27.31	$ 25.52	2,555,543
May	$ 26.78	$ 23.00	5,221,272
June	$ 26.23	$ 22.79	2,433,775
July	$ 25.29	$ 23.26	2,056,922
August	$ 26.04	$ 24.20	3,076,545
September	$ 28.44	$ 25.58	2,816,863
October	$ 28.99	$ 27.29	2,295,670
November	$ 28.75	$ 26.42	1,890,845
December	$ 28.47	$ 26.80	2,540,600
			32,259,961

The intraday trading information on the NYSE for the period from January 1, 2010, to December 31, 2010, is set out in the following table:

Month	High	Low	Volume
January	$ 29.29	$ 25.15	354,438
February	$ 27.32	$ 24.49	303,769
March	$ 26.78	$ 24.34	313,637
April	$ 27.25	$ 25.41	256,947
May	$ 25.98	$ 22.36	774,939
June	$ 25.49	$ 21.59	403,237
July	$ 24.48	$ 20.80	491,249
August	$ 24.99	$ 23.36	278,268
September	$ 27.74	$ 24.25	455,360
October	$ 28.86	$ 26.49	338,608
November	$ 28.49	$ 25.95	323,450
December	$ 28.23	$ 26.19	373,927
			4,667,829

DIRECTORS AND OFFICERS

The following table lists the directors of Stantec Inc., current to February 24, 2011, their municipality of residence, and their principal occupation within the five preceding years:

Directors of Stantec

Name and Municipality of Residence	Principal Occupation	Director Since

ROBERT J. BRADSHAW1 Toronto, Ontario, Canada	Corporate Director	1993
PAUL CELLUCCI1 Boston, Massachusetts, United States	Special Counsel, McCarter & English LLP (a law firm)	2009
DAVID L. EMERSON2 Vancouver, British Columbia	Corporate Director and Public Policy Advisor	2009
ANTHONY P. FRANCESCHINI Edmonton, Alberta, Canada	Corporate Director	1994
ROBERT J. GOMES Edmonton, Alberta, Canada	President & CEO of Stantec	2009
SUSAN E. HARTMAN2 Rochester, New York, United States	President and CEO of The Hartman Group (a management consulting firm)	2004
ARAM H. KEITH1 Irvine, California, United States	Corporate Director	2005
IVOR M. RUSTE2 Calgary, Alberta, Canada	Executive Vice President and Chief Financial Officer, Cenovus Energy Inc. (an unconventional integrated oil company)	2007
RONALD TRIFFO Edmonton, Alberta, Canada	Corporate Director Chairman of the Board of Stantec	1985

1      Member of the Corporate Governance and Compensation Committee
2      Member of the Audit and Risk Committee

All directors are elected annually. Ronald Triffo, Susan E. Hartman, and Aram Keith have been engaged for more than five years in their current principal occupation. Ivor M. Ruste is currently executive vice president and chief financial officer of Cenovus Energy Inc. During the period from May 2006 to November 2009, he worked with Encana Corporation as executive vice president corporate responsibility chief risk officer. From 1998 to May 2006, he was the managing partner of the Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm). Prior to his retirement in 2009, Robert J. Bradshaw was the chairman of Contor Industries (a holding company that acquires manufacturing companies). David L. Emerson was a member of Parliament for Vancouver Kingsway from July 2004 to 2008. From November 2008 to November 2009, Mr. Emerson was a senior advisor with the law firm of Farris, Vaughan LLP. Paul Cellucci was the US ambassador to Canada from 2001 to 2005 and an executive vice president at Magna Entertainment Corp. from 2005 to 2006, prior to joining McCarter & English LLP. Anthony Franceschini was Stantec’s president and chief executive officer until May 14, 2009. Prior to May 15, 2009, Robert J. Gomes was senior vice president of certain Stantec Inc. subsidiaries.

The following table lists the executive officers of Stantec, current to February 24, 2011, their municipality of residence, and their principal occupation within the five preceding years:

Nonexecutive and Executive Officers of Stantec

Name and Municipality of Residence	Principal Occupation	Officer Positions Held

Nonexecutive Officers of Stantec Inc.

RONALD TRIFFO Edmonton, Alberta, Canada	Chairman of the Board	Chairman of the Board of Stantec Inc.

Executive Officers of Stantec Inc.

ROBERT J. GOMES Edmonton, Alberta, Canada	President & CEO	President & CEO

DANIEL J. LEFAIVRE St. Albert, Alberta, Canada	Senior Vice President & CFO	Senior Vice President & CFO of Stantec Inc.

RICHARD K. ALLEN Canton, Massachusetts, United States	Senior Vice President & COO	Senior Vice President & COO of Stantec Inc.

PAUL J.D. ALPERN Edmonton, Alberta, Canada	Vice President, Secretary & General Counsel	Vice President and Corporate Counsel of certain Stantec Inc. subsidiaries

Other Executive Officers

W. PAUL ALLEN Elmira, Ontario, Canada	Corporate Practice Area Unit Leader, Urban Land, and Regional Operating Unit Leader, Canada East	Senior Vice President of certain Stantec Inc. subsidiaries

DONALD R. BELLIVEAU Fredericton, New Brunswick, Canada	Corporate Practice Area Unit Leader, Industrial	Senior Vice President of certain Stantec Inc. subsidiaries

CARL F. CLAYTON Edmonton, Alberta, Canada	Corporate Practice Area Unit Leader, Transportation	Senior Vice President of certain Stantec Inc. subsidiaries

VALENTINO DIMANNO Calgary, Alberta, Canada	Regional Operating Unit Leader, Canada West	Senior Vice President of certain Stantec Inc. subsidiaries

JEFFERY KISHEL Longmont, Colorado, United States	Corporate Practice Area Unit Leader, Environment	Senior Vice President of certain Stantec Inc. subsidiaries

SCOTT L. MURRAY Lexington, Kentucky, United States	Regional Operating Unit Leader, US East	Senior Vice President of certain Stantec Inc. subsidiaries

ERIC C. NIELSEN Santa Ana, California, United States	Regional Operating Unit Leader, US West	Senior Vice President of certain Stantec Inc. subsidiaries

STANIS I.R. SMITH Burnaby, British Columbia, Canada	Corporate Practice Area Unit Leader, Buildings	Senior Vice President of certain Stantec Inc. subsidiaries

All the above executive officers have held their present position or other positions with Stantec for the past five years, except for Daniel J. Lefaivre, who, prior to January 1, 2009, was Stantec’s vice president, Finance & Treasury; Richard K. Allen, who, prior to April 17, 2006, was president and chief executive officer of Dufresne-Henry, Inc.;

Jeffery Kishel, who, prior to November 11, 2006, was senior vice president, Strategic Development and Client Services of MWH; Paul Allen, who, prior to July 1, 2010, was Stantec’s corporate practice area unit leader, Urban Land, and following July 1, 2010, also became Stantec’s regional operating unit leader, Canada East; and Scott Murray, who, prior to January 1, 2008, was owner and vice president of Fuller, Mossbarger, Scott & May Engineers, Inc., and during the period of January 1, 2008, through December 31, 2009, was Stantec’s regional leader for the US South. As a group, our directors and officers beneficially owned, controlled, or directed, directly or indirectly, 1,721,909 common shares representing 3.8 percent of the issued and outstanding common shares.

AUDIT AND RISK COMMITTEE INFORMATION

Audit and Risk Committee Terms of Reference

The responsibilities and duties of our Audit and Risk Committee are set out in the committee’s Terms of Reference, the text of which is attached as Appendix I to this annual information form.

Composition of the Audit and Risk Committee

Our Audit and Risk Committee is made up of the following three members: Ivor Ruste (chairman), David Emerson, and Susan Hartman.

The board of directors believes that the composition of the Audit and Risk Committee reflects an appropriate level of financial literacy and expertise. Each member of the Audit and Risk Committee has been determined by the board to be “independent” and “financially literate” as such terms are defined under applicable Canadian and US securities laws. In addition, Mr. Ruste and Mr. Emerson are identified as “Audit Committee Financial Experts” as such term is defined in the rules and regulations of the U.S. Securities and Exchange Commission (SEC). The following is a description of the education and experience of each member of the committee that are relevant to the performance of his or her committee responsibilities.

Ivor M. Ruste is currently executive vice president and chief financial officer for Cenovus Energy Inc. headquartered in Calgary. He has a bachelor of commerce (with distinction) from the University of Alberta and is a Fellow Chartered Accountant. During the period from May 2006 to November 2009, he worked for EnCana Corporation and, prior to joining Cenovus, was executive vice president corporate responsibility chief risk officer at EnCana. From 1998 to 2006, he was the managing partner of the Edmonton office of KPMG LLP (an international audit, tax, and advisory services firm) and the Alberta regional managing partner and vice chair of the KPMG Canada Board of Directors. As a chartered accountant with 26 years of experience working as an auditor of both public and private companies, Mr. Ruste has reviewed and audited many complex financial statements and prepared interim and annual financial statements in accordance with both Canadian and US generally accepted accounting standards. Over the past 30 years, Mr. Ruste has been involved in numerous other business, community, and professional activities. As of December 31, 2010, he owned 2,500 common shares valued at $69,325 and 12,800 deferred share units valued at  $357,376.

David L. Emerson, PC holds a bachelor’s and master’s degree in economics from the University of Alberta and a doctorate in economics from Queens University. Mr. Emerson began his career as a member of the public service in 1972, serving as an economist with the Economic Council of Canada. He joined the public service of British Columbia in 1975, where he served in various roles between1975 and 1990, including deputy minister of Finance, secretary to the Treasury Board, deputy minister to the premier, and secretary to cabinet. Between 2004 and late 2008, he was a federal member of Parliament. He served as Canada’s minister of Industry from 2004 to 2006, minister of International Trade with responsibility for the 2010 Winter Olympics and the Asia Pacific Gateway Initiative from 2006 to 2008, and minister of Foreign Affairs from May 2008 to October 2008. In the private sector, he was chief executive officer of Western and Pacific Bank of Canada from 1986 to 1988 and, following a merger, chair and chief executive officer of Canadian Western Bank (1988–1990). He served as president and chief executive officer of the Vancouver International Airport Authority from 1992 to 1997 and president and chief executive officer of Canfor Corporation from 1998 to 2004. Mr. Emerson was a member of Parliament for Vancouver Kingsway from July 2004 to 2008. From 2008 to 2009, he was senior advisor with the law firm of Farris, Vaughan LLP. Currently, he is chair of the Premier’s Council for Economic Strategy, chair of the Energy Policy Institute of Canada, cochair of the Prime Minister’s Advisory Committee on the Public Service, and a member of the China Investment Corporation International Advisory Council. His current occupation is that of corporate director, public policy advisor, and he serves as a senior advisor to CAI Manager, a private equity fund. His education and experience have provided him with a breadth of knowledge regarding complex accounting issues. As of December 31, 2010, he owned 1,000 common shares valued at $27,730 and 5,600 deferred share units valued at $156,352.

Susan E. Hartman holds a bachelor of science in chemistry and has diverse experience in strategic planning, business management, mergers and acquisitions, operations, and international business development. In 1993, she started her own management consulting firm, The Hartman Group. Ms. Hartman continues as president and owner of The Hartman Group, leading the company’s consulting services in the area of strategic and operational planning, overall business assessment, process optimization, and project management. Her experience with all levels of business management oversight for public companies has given her a solid understanding of financial reporting. As of December 31, 2010, Ms. Hartman owned 4,650 common shares valued at $128,945 and 20,000 deferred share units valued at $558,400.

Preapproval Policy

The Audit and Risk Committee must preapprove the audit and nonaudit services performed by the independent auditor in order to ensure that the provision of such services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general preapproval, it will require specific preapproval by the Audit and Risk Committee. Any proposed services exceeding preapproved cost levels will require specific preapproval by the Audit and Risk Committee.

External Auditor Service Fees

Aggregate fees paid to Ernst & Young LLP, our external auditor, during the fiscal years ended December 31, 2010,  and 2009, were as follows:

Category	Note	2010	2009
Audit Fees Audit-Related Fees Tax Fees	1 2 3	C$1,075,000 574,000 628,000	C$1,120,000 180,000 870,000
Total		C$2,277,000	C$2,170,000

1	Audit Fees—Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements
2
Audit-Related Fees—Assurance and related services provided by Ernst & Young LLP that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees”

3	Tax Fees—Professional services rendered by Ernst & Young LLP for tax compliance, tax advice, and tax planning, including tax advice relating to potential business acquisitions

LEGAL PROCEEDINGS

We have legal claims and suits pending, both by and against us. These are typical to the industries in which we operate. Where appropriate, these claims have been reported to our and our predecessors’ insurers, who are in the process of adjusting and/or defending them. None are expected to have a material effect on our financial position.

TRANSFER AGENT

Computershare Trust Company of Canada is our transfer agent at its offices in Calgary, Alberta; Toronto, Ontario; New York, New York; and Denver, Colorado.

MATERIAL CONTRACTS

We did not enter into any material contracts outside the ordinary course of business in 2010. We consider the acquisition of professional services firms to be in the ordinary course of our business.

INTERESTS OF EXPERTS

Ernst & Young LLP, Chartered Accountants, located at 10020 – 100th Street, Suite 2200, Edmonton, Alberta, are our Company’s auditors.

The Company’s auditors, Ernst & Young LLP, are independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and have complied with the SEC’s rules on auditor independence.

ADDITIONAL INFORMATION

Financial information is provided in our consolidated financial statements and management’s discussion and analysis for our most recently completed financial year. Additional information, including directors’ and officers’ remuneration and indebtedness, the principal holders of our securities, and securities authorized for issuance under equity compensation plans, will be contained in our management information circular. Copies of this annual information form, as well as our latest management information circular and financial review (which includes our consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2010), may be obtained from our website at www.stantec.com or by mail on request from the secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. Disclosure documents and any reports, statements, or other information that we file with Canadian provincial securities commissions or other similar regulatory authorities are also available through SEDAR at www.sedar.com.

As a foreign private issuer listed on the NYSE, we are generally entitled to follow the Canadian requirements, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. We are required, pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, to identify any significant ways in which our corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. These differences can be found on our website at www.stantec.com.

Stantec Inc.	APPENDIX I

Audit and Risk Committee-Terms of Reference (Mandate)

A.	OVERVIEW AND PURPOSE

The Audit and Risk Committee is appointed by, and responsible to, the Board of Directors.  The committee approves, monitors, evaluates, advises, and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters, the integrity of financial reporting, and the accounting control policies and practices of the corporation.  The involvement of the committee in overseeing the financial reporting process, including assessing the reasonableness of management’s accounting judgements and estimates and reviewing key filings with regulatory agencies is an important element of the Company’s internal control over financial reporting.  The committee has oversight responsibility for the performance of both the internal auditors and the external auditors.  The committee also ensures the qualifications and independence of the external auditors.  The committee has oversight of the corporation’s compliance with legal and regulatory requirements.

It is not the duty of the committee to plan or conduct audits or to determine that the corporation’s financial statements are complete, accurate, and in accordance with generally accepted accounting principles.

B.	AUTHORITY AND RESPONSIBILITIES

The Audit and Risk Committee shall:

•	Request such information and explanations in regard to the accounts of the corporation as the committee may consider necessary and appropriate to carry out its duties and responsibilities.

•	Consider any other matters which, in the opinion of the committee or at the request of the board, would assist the directors to meet their responsibilities.

•	Provide reports and minutes of meetings to the board.

•
Engage independent counsel and other advisors as may be deemed or considered necessary and determine the fees of such counsel and advisors.  Receive confirmation from management that the corporation has provided for adequate funding for the payment of compensation to the independent counsel and other advisors.

C.	MEMBERSHIP

The members of the committee shall be composed of three independent directors, appointed by the board, all of whom must be financially literate as defined under the rules of the SEC and the New York Stock Exchange (NYSE) and applicable Canadian securities laws.  At least one member shall have accounting or related financial management expertise and be an audit committee financial expert as defined in SEC regulations.  For greater clarity, the board has adopted the definition of independent director as set out in Multilateral Instrument 52-110 of the Canadian Securities Administrators.  The chair of the board of directors shall be an ex-officio member of the Audit and Risk Committee, in addition to the minimum number of required independent directors.

The chair of the committee shall be designated by the board.

Attendance by invitation at all or a portion of committee meetings is determined by the committee chair or its members and would normally include the chief financial officer of the corporation, representatives of the external auditor, the internal auditor, and such other officers or support staff as may be deemed appropriate.

D.	FINANCIAL STATEMENTS AND DISCLOSURES

1.	Review, and recommend to the board for approval, the annual audited financial statements and management discussion and analysis.

2.	Review, and recommend to the board for approval, the following public disclosure documents:

(a)	The annual management information circular and proxy materials

(b)	The annual information form, including any regulatory requirements for audit and risk committee reporting obligations

(c)	The year-end news release on the earnings of the corporation

(d)	Other regulatory filings of a financial nature

3.
Review and, if appropriate, approve and authorize the release of the quarterly unaudited financial statements including management’s discussion and analysis, the quarterly interim report to shareholders, and the quarterly press release on the earnings of the corporation. However, in the event that there is a significant or extraordinary matter that, in the opinion of the committee, should be reviewed by the board before the release of such information, the matter shall be referred to the board for review.

4.
Receive quarterly report from the disclosure committee on the adequacy of disclosure with respect to material events in the corporation’s financial statements, management’s discussion and analysis, and earnings press releases.

5.
Receive annually an evaluation from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from financial statements) that is publicly disclosed by the corporation.

6.
Review, and recommend to the board for approval, all annual financial statements, reports of a financial nature (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports that require approval by the board prior to submission thereof to any regulatory authority.

7.	Review the Audit and Risk Committee information required as part of the annual information form.

8.
Review with management on an annual basis, the corporation’s obligations pursuant to guarantees (including those granted under the Surety Credit Facility) that have been issued and material obligations that have been entered into and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.

9.	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required:

(a)	The appropriateness of accounting policies and financial reporting practices used by the corporation, including alternative treatments that are available for consideration

(b)	Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the corporation

(c)	Any new or pending developments in accounting and reporting standards that may affect or impact on the corporation

(d)	Any off-balance sheet structures

(e)	The key estimates and judgements of management that may be material to the financial reporting of the corporation

10.
At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the corporation’s annual and interim financial reporting. Such quality assessment should encompass judgements about the appropriateness, aggressiveness, or conservatism of estimates and elective accounting principles or methods and judgements about the clarity of disclosures.

11.
Review any litigation, claim, or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the corporation and the manner in which these matters have been disclosed in the financial statements.

12.	Review with management on a quarterly basis, the indicators of impairment to the corporation’s goodwill.

E.	EXTERNAL AUDITOR

13.	Assess the performance and consider the annual appointment of an external auditor for recommendation to the board for ultimate recommendation for appointment by the shareholders.

14.
Review, approve, and execute the annual engagement letter with the external auditor and ensure that there is a clear understanding between the board, the committee, the external auditor, and management that the external auditor reports directly to the shareholders and the board through the committee.  The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:

(a)	Staffing

(b)	Objectives and scope of the external audit work

(c)	Materiality limits

(d)	Audit reports required

(e)	Areas of audit risk

(f)	Timetable

(g)	The proposed fees

15.	Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm’s requirements regarding audit partner rotation.

16.
Approve, before the fact, the engagement of the external auditor for all nonaudit services and the fees for such services and consider the impact on the independence of the external audit work of fees for such nonaudit services.

17.
Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the board.  Receive confirmation from management that the corporation has provided for adequate funding for the payment of compensation to the external auditor.

18.
Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the United States Public Company Accounting Board (PCAOB) and that they are in good standing with the CPAB and the PCAOB.

19.
Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.

20.	Receive and resolve any disagreements between management and the external auditor regarding all aspects of the corporation’s financial reporting.

21.	Review with the external auditor the results of the annual audit examination including, but not limited to, the following:

(a)	Any difficulties encountered, or restrictions imposed by management, during the annual audit

(b)	Any significant accounting or financial reporting issues

(c)
The auditor’s evaluation of the corporation’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the committee

(d)	The auditor’s evaluation of the selection and application of accounting principles and estimates and the presentation of disclosures

(e)
The postaudit or management letter or other material written communications containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses

(f)	Any other matters which the external auditor should bring to the attention of the committee

22.
Meet with the external auditor at every meeting of the committee or as requested by the auditor, without management representatives present, and meet with management, at least annually or as requested by management, without the external auditor present.

23.
When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.

24.	Review and approve the corporation’s hiring policies regarding employees and former employees of the present and former external auditors of the corporation.

25.	Receive comments from the external auditor on their assessment of the effectiveness of the committee’s oversight of internal control over financial reporting.

F.	INTERNAL AUDIT

26.	Review the appointment or termination of the internal auditor.

27.	Review and approve the internal audit charter periodically (at least every three years).

28.
Review and approve the annual audit plan of the internal auditor (where applicable) and ensure that there is a clear understanding between the board, the committee, the internal auditor, and management that the internal auditor reports directly to the board through the committee.  Receive confirmation from management that the corporation has provided for adequate funding for the internal auditor.  The terms of the audit plan should include, but not be limited to, the following:

(a)	Staffing

(b)	Objectives and scope of the internal audit work

(c)	Materiality limits

(d)	Audit reports required

(e)	Areas of audit risk

(f)	Timetable

(g)	The proposed budget

29.	Review with the internal auditor the results of their audit examination, including, but not be limited to, the following:

(a)	Any difficulties encountered, or restrictions imposed by management, during the audit

(b)	Any significant accounting or financial reporting issues

(c)	The auditor’s evaluation of the corporation’s system of internal accounting controls, procedures, and documentation

(d)
The internal audit reports or other material written communications containing any findings or recommendations of the internal auditor, including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses

(e)	Any other matters which the internal auditor should bring to the attention of the committee

30.	Meet with the internal auditor at every meeting of the committee or as requested by the internal auditor, without management representatives present.

G.	INTERNAL CONTROLS

31.
Obtain reasonable assurance, through discussions with and reports from management, the external auditor, and the internal auditors, that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and the system of internal controls is effectively designed and implemented.

32.
Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual chief executive officer and chief financial officer certificates filed pursuant to securities regulations.

33.	Receive reports from management and/or the internal auditor on all significant deficiencies and material weaknesses identified.

34.
Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Corporation, including the use of its assets.

35.	Review and approve, on a quarterly after-the-fact basis, the expense accounts of the board chair and of the chief executive officer of the corporation.

H.	RISK

General

36.	Review at least annually with Management:

(a)	the Corporation’s method of identifying, evaluating, mitigating and reporting on the principal risks inherent in the Corporation’s businesses and strategic directions;

(b)
the systems, policies and practices applicable to the Corporation’s assessment, management, prevention and mitigation of risks (including strategic, operating, compliance, reputation as well as financial risks including but not limited to the foreign currency, liquidity and interest rate risk,  the use of derivative instruments, counterparty credit exposure, litigation and adequacy of tax provisions); and

(c)
the Corporation’s risk appetite, risk tolerance and risk retention philosophy, including the Corporation’s loss prevention policies and insurance programs and corporate liability protection programs for Directors and officers,  as well as disaster response and business continuity plans.

37.	Receive quarterly reports from and review with Management, the status of the Corporation’s principal and emerging risks, and the related mitigation programs.

38.	Review with Management the disclosures of the Corporation’s risks and risk factors in the Corporation’s annual information form, the MD&A and other regulatory filings.

39.	Report to the Board quarterly on its activities in connection with the risk oversight role referenced herein so that the Board as a whole can fulfill its responsibilities for risk oversight.

40.
Receive a risk assessment report from management following due diligence on acquisitions within North America with an enterprise value of $40 million (Canadian or US dollars) or greater and all acquisitions outside North America, make such further inquiries as considered necessary, and report thereon to the board. The content of the risk assessment report will be initially developed by the committee in conjunction with management and will be reviewed annually by the committee.

Finance

41.
Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required, the impact of the corporation’s capital structure on current and future profitability.

42.	Review and recommend to the board of directors proposals requesting a grant of a guarantee issued by Stantec for an amount in excess of $5 million, prior to issuance.

43.
Review and recommend to the board of directors proposals requesting a grant of a surety bond issued by Stantec or its subsidiaries for: (a) an amount in excess of $5 million individually or (b) where by virtue of the grant of such surety bond would put the aggregate value of all surety bonds issued and outstanding in excess of $50 million, prior to issuance.

I.	COMPLIANCE/FRAUD

44.	Receive quarterly reports on the corporation’s fraud risk assessment activities.

45.	In accordance with the corporation’s integrity practices, review and determine the disposition of any complaints or correspondence received under the policy.

46.	Consider annually whether the Corporation should make use of an external integrity hotline.

47.	Discuss with management the corporation’s policies and procedures designed to ensure an effective compliance and ethics program, including the corporation’s code of ethics.

48.	Discuss with management and the corporation’s in-house legal counsel any legal matters that may have a material impact on the financial statements or the corporation’s compliance requirements.

49.	Review quarterly, the compliance certificate of the chief financial officer.

J.	OTHER

50.	Review, as required, any claims of indemnification pursuant to the bylaws of the corporation.

51.	Receive a quarterly report from the chief financial officer regarding private aircraft use, including itinerary and passenger manifest.

52.	Review and determine the disposition of any complaints received from shareholders or any regulatory body.

53.	Conduct an annual assessment of the effectiveness of the committee and provide a report thereon to the board.

54.	Review annually the terms of reference for the committee and recommend any required changes to the board.

K.	MEETINGS

55.	Regular meetings of the committee are held at least four times each year.

56.	Meetings may be called by the committee chair or by a majority of the committee members, usually in consultation with management of the corporation.

57.	Meetings are chaired by the committee chair or, in the chair’s absence, by a member chosen from among the committee.

58.	A quorum for the transaction of business at any meeting of the committee is a majority of the appointed members.

59.
The secretary of the corporation shall provide for the delivery of notices, agendas, and supporting materials to the committee members at least five (5) days prior to the meeting except in unusual circumstances.

60.	Meetings may be conducted with members present or by telephone or other communications facilities that permit all persons participating in the meeting to hear or communicate with each other.

61.	A written resolution signed by all committee members entitled to vote on that resolution at a meeting of the committee is as valid as one passed at a committee meeting.

62.	The secretary of the corporation, or his designate, shall be the secretary for the committee and shall keep a record of minutes of all meetings of the committee.

63.
Minutes of the meetings of the committee shall be distributed by the secretary of the corporation to all members of the committee within seven (7) working days of each meeting and shall be submitted for approval at the next regular meeting of the committee.